Exhibit 12.1

HD SUPPLY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio data)

	Fiscal year ended(1)
	February 1, 2015		February 2, 2014	February 3, 2013	January 29, 2012	January 30, 2011
Income (loss) from continuing operations before provision (benefit) for income taxes	$52		$(163)	$(1,072)	$(514)	$(606)
Add:
Interest expense	461		528	658	639	623
Portion of rental expense under operating leases deemed to be the equivalent of interest	51		46	42	46	46
Adjusted earnings	$564		$411	$(372)	$171	$63
Fixed charges:
Interest expense	$461		$528	$658	$639	$623
Portion of rental expense under operating leases deemed to be the equivalent of interest	51		46	42	46	46
Total fixed charges	$512		$574	$700	$685	$669
Ratio of earnings to fixed charges(2) (3)	1.1	x

(1)          The fiscal year ended February 3, 2013 includes 53 weeks. All other fiscal years reported include 52 weeks.

(2)          For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before provision for income taxes plus fixed charges.  Fixed charges include cash and non-cash interest expense, whether expensed or capitalized, amortization of debt issuance cost, amortization of the THD Guarantee and the portion of rental expense representative of the interest factor.

(3)          For fiscal years ended February 2, 2014, February 3, 2013, January 29, 2012, and January 30, 2011, our earnings were insufficient to cover fixed charges by $163 million, $1,072 million, $514 million, and $606 million, respectively.